                                                                     EXHIBIT 2.1

                       CONSULTING AND SETTLEMENT AGREEMENT
                           AND FULL AND FINAL RELEASE



         This Consulting and Settlement Agreement and Full and Final Release (the "Agreement") is entered into as of the 6th day of July, 1999, by and between W. KIP SPEYER (hereinafter referred to as "Employee") and GALILEO CORPORATION (hereinafter referred to as "Employer"). In consideration of the mutual promises and covenants contained herein, the parties agree as follows:

         1. The parties agree and acknowledge that Employee shall resign and Employee's employment with Employer shall terminate as of September 30, 2001 (the "Resignation Date"). Further, as of July 6, 1999 (the "Change Date"), Employee shall resign as Director, President, Chief Executive Officer and all other offices or positions with Employer and its subsidiaries and cease to serve as an executive officer of Employer and its subsidiaries. From the Change Date through the Resignation Date, Employee shall continue as an employee of Employer and serve as an internal consultant to Employer, without being a corporate officer, and shall assist in various matters as directed by Employer's Chairman and President from time to time. During such period, Employee shall report to Gerhard R. Andlinger, the Chairman and President of Employer, or his successor as either Chairman or President, as to his activities hereunder and shall pursue only those activities and projects as assigned by said Chairman and President from time to time. The parties acknowledge that the nature of this employment relationship shall not require the presence of Employee at Employer's place of business, except on a limited basis, and that Employee is not expected to devote any particular portion of his time to the performance of his duties hereunder. The parties agree that Employee shall be free to pursue other consulting and business opportunities subject to the limitations contained in Section 6 and that Employee's duties hereunder shall not require Employee to spend any particular time in the performance of services hereunder, all of which, except for (i) certain transitional consulting to be performed prior to July 15, 1999, and (ii) Employee's assistance in litigation matters, as described below, shall be subject to Employee's availability and own schedule, in his sole discretion. Employee shall assist Employer with respect to any litigation involving Employer arising out of actions prior to the Resignation Date (including the pending shareholder litigation) and shall make himself reasonably available for interviews and testimony when reasonably requested by Employer or its counsel and Employer shall reimburse Employee for all expenses incurred in connection with such assistance.

         2. In lieu of compensation otherwise due to Employee under that certain Employment Agreement dated as of November 16, 1998 between Employer and Employee (the "1998 Agreement") and under agreements relating to the Options, as hereinafter defined, Employer will provide Employee an employment separation and consulting package as follows:

                  (a)      Severance compensation as follows;

                           (i) base compensation at the rate of $250,000 per
annum, continuing from the Change Date until September 30, 2000;

                           (ii) continuing base compensation at the rate of
$120,000 per annum, from October 1, 2000 through September 30, 2001; and




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                           (iii) bonus compensation of $50,000, payable on
October 29, 1999, provided that Leisegang Medical, Inc. achieves net sales of $9.2 million for the fiscal year ending September 30, 1999.

         All such base compensation shall be payable in substantially equal weekly installments (or on such other schedule as Employer shall establish for paying compensation to its senior executives) beginning on the Change Date, but effective as of July 1, 1999, and continuing on each subsequent Employer pay date until the entire amount due has been paid to Employee (the period of time beginning on the Change Date and ending on the date of payment of the last installment of the severance compensation payable pursuant to this subparagraph 2(a) shall be hereinafter referred to as the "Severance Period"), subject to the termination provisions hereof.

                  (b) Payment on or before July 12, 1999 for all vacation days accrued through June 30, 1999. No vacation days will be accrued from and after July 1, 1999; and

                  (c) Employer reimbursement for all ordinary and necessary business expenses incurred by Employee prior to the Change Date in performing duties under the 1998 Agreement as well as the automobile expenses for which reimbursement is provided under this Agreement in accordance with the Employer's terms and conditions regarding accountability as in effect on the Change Date.

                  All such payments shall be made consistent with Employer's current payroll schedule and subject to federal income tax, Employee's contributions to FICA, and other required withholdings for medical coverage, etc. Employer shall continue to make the payments referred to in Sections 2(a) through 2(c) above to Employee (or in the event of his incapacity or disability to his written designee on file with Employer or if there is no such designee, to his legal representative) notwithstanding the death, incapacity or disability of Employee.

                  (e) The following benefits currently available to Employee shall continue from the date hereof through the expiration of the Severance Period or the date on which Employee secures other employment or the Employee's death, whichever occurs first:

                           (i) Entitlement to all Employer medical and dental insurance benefits in accordance with the same terms and conditions as in effect on the Change Date;

                           (ii) Entitlement to a leased car for personal and business use with an annual rental not exceeding $7,500 and reimbursement of all reasonable expenses in operating said leased car;

                           (iii) continued participation in Employer's 401(k) retirement plan for the balance of the current plan year (but not thereafter).

         Except for the benefits provided in this subparagraph 2(e), Employee shall not participate in any other benefit programs of Employer during the Severance Period.

                  (f) Employee is currently the holder of the stock options to purchase shares of Common Stock of Employer which are listed on Schedule A attached hereto (the "Options"). As consideration for the benefits provided to Employee hereunder, and at the time of execution of this







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




Agreement, Employee will forfeit and surrender to Employer all of the Options with the exception of the 50,000 Options granted to Employee on December 31, 1998 and the 10,000 Options granted to Employee on August 20, 1998 (the 60,000 Options which Employee will retain following the execution of this Agreement shall hereinafter be referred to as the "Retained Options"), as indicated on Schedule A attached hereto. The parties agree that the Retained Options shall be fully vested as of the date hereof, provided, however, that the exercise provisions relating to the Retained Options shall be, and hereby are, modified to provide that such Options must be exercised by Employee (or in the event of Employee's disability, by his legal representative) on or prior to December 31, 2000 (or in the event of Employee's death, by his personal or legal representative within six months after the date of death). Employer and Employee shall promptly take such additional actions, if any, on its part as are necessary to modify the exercise provisions of the Retained Options in accordance with the terms of this subparagraph 2(f). Employee shall promptly take such further actions, if any, on his part as are reasonably requested by Employer to confirm the surrender, forfeiture and cancellation of all of the Options other than the Retained Options. For purposes of provisions of the Employer's 1991 Stock Option Plan which require that modification of the terms of a particular Option be agreed to in a writing between Employer and Employee, the parties agree that this subparagraph 2(f) shall constitute such a writing between the parties.

         3. Employer agrees that except for a Material Breach (as defined below) no action will be taken through the Resignation Date to terminate this Agreement, or Employee's employment hereunder or which would interfere with or defeat or terminate the benefits derived and to be derived by Employee hereunder, including but not limited to the vesting or exercisability of the Options. Employee and Employer each acknowledge and agree that upon the occurrence of any Material Breach (as defined below) by the Employee, the Employee will not be entitled to any further salary continuation, or any other monies, benefits or entitlements as described herein, and specifically in Sections 2(a), (c), (d) and (e) above (in addition to any actions which may be taken in connection with matters in Section 2(f)). For purposes of this Agreement, the term "Material Breach" shall mean that there has been a breach by Employee (and the Employer's Board of Directors has made a good faith determination that such a breach has occurred) of the non-compete provisions of
Section 6 or Employee shall have sought to rescind or deny the acknowledgment set forth in Section 4 or the release of Employer set forth in Section 5 hereof; provided, however, in the event of any such alleged breach, the Employer will provide the Employee with written notice of such alleged breach and provide Employee reasonable opportunity (consisting of at least fifteen (15) business days) to cure such alleged breach or explain or satisfactorily demonstrate to Employer in its reasonable judgment that no such breach has occurred and if so timely cured, explained or demonstrated as set forth above then no such Material Breach shall be deemed to have occurred.

                  The parties agree and acknowledge that Employee would not be entitled to all or part of this separation and consulting package but for this Agreement and that Employee would not waive certain claims or release Employer as provided herein but for this Agreement,

         4.       Employee specifically acknowledges the following:

                  (a) The Employee has waived his right to at least twenty-one (21) full days within which to consider this Agreement prior to the execution of this Agreement.

                  (b) Employee is advised that Employee has the right and may consult with an attorney prior to executing this Agreement and acknowledges the opportunity to consult an attorney.





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

                  (c) The Employee has seven (7) days following the execution of this Agreement to revoke the Agreement and the Agreement will not become effective or enforceable until after this seven-day period has expired. To revoke the Agreement, the Employee must advise the Employer in writing of his election to revoke it within the seven-day period. Such written notice must be addressed and delivered to Gerhard R. Andlinger, the Chairman and President, by facsimile at (914) 332-4977. In the event of revocation, the terms of the 1998 Agreement will control as to the benefits and compensation to which the Employee is entitled. The parties acknowledge that this Agreement shall serve as Employer's notice of termination of the 1998 Agreement as of the date of this Agreement.

                  (d) Employee recognizes that he is specifically releasing, among other claims, any claims under the Age Discrimination in Employment Act of 1967 and all amendments thereto.

                  (e) Employee acknowledges that by executing this Agreement, and in consideration of the severance compensation provided for in subparagraph 2(a) hereof and the other consideration and benefits provided to Employee hereunder, Employee is waiving any and all rights and claims to any annual incentive cash bonus or any other type or form of bonus or incentive compensation for the fiscal year ended September 30, 1999 (except as specifically provided herein), or any prior or future fiscal year.

                  (f) Employee is not waiving rights or claims that may arise after the date of this Agreement except for the waiver of severance and other compensation, including without limitation that due under the 1998 Agreement and rights to the Options other than the Retained Options. Specifically, Employee shall be entitled to indemnification by Employer for any and all liabilities, suits, claims and demands arising from or in any manner relating to actions taken by Employee prior to the Change Date in his capacity as an executive officer or director of Employer to the same extent and in accordance with the same terms, conditions and limitations as apply to the Employer's indemnification of its directors and officers from time to time.

         5. Except for the rights, duties, and obligations of the parties under this Agreement, each of the parties (and, in the case of the Employer, all past and present subsidiaries and affiliates and their divisions and departments, and their directors, officers, employees and agents, and their predecessors, successors and assigns, or any of them) hereby unconditionally and irrevocably releases and forever discharges the other party of and from and each of the parties agrees not to sue and not to assert against the other party any causes of action, claims and demands whatsoever, known or unknown at law, in equity, or before any agency or commission of local, state or federal governments, arising, alleged to have arisen or which might have been alleged to have arisen or which may arise (i) in connection with Employee's employment with Employer and the events and circumstances leading to this Agreement that occurred prior to the date hereof, (ii) Employee's performance of the duties of his employment with Employer that occurred prior to the date hereof or (iii) under any law including, but not limited to, federal, state, or municipal anti-discrimination laws such as The Americans With Disabilities Act, Title VII of the Civil Rights Act of 1964, as amended in 1972 and 1991, and the Age Discrimination In Employment Act of 1967, that such party on its own behalf and on behalf of his heirs, executors, administrators or assigns, in the case of the Employee, and its subsidiaries, affiliates, directors, officers, employees, agents, successors or assigns, in the case of the Employer, ever had, now has or hereafter can, shall or may have for or by reason or any cause whatsoever, to the effective date of this Agreement.





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


         6. For a period of two years following the Change Date, Employee agrees he will not, without the prior written consent of the Chairman and President of the Employer, directly or indirectly compete either as a principal, owner, partner, shareholder, director, employee or consultant, with any of Employer's lines of business existing as of the date hereof namely, (i) the development, manufacture and marketing of women's health-related medical products, and (ii) the optical filter and diamond point turning business.

         7. Each of the parties agrees not to comment upon, discuss, or disclose to any person any information concerning the terms, conditions and provisions of this Agreement (except as may be required by legal process) except that each party may make the statements regarding the other as provided in the attached Exhibits 1 and 2. Notwithstanding the above, Employer or Employee may disclose the terms, conditions and provisions of this Agreement to its bankers pursuant to the terms of any of its loan or credit agreements, to its investment bankers, counsel and accountants or as may be required to comply with the requirements of its financing arrangements or federal securities laws. Employee shall not make disparaging comments about the Employer which could reasonably be anticipated to cause material harm to the Employer, and Employee agrees to not comment or discuss, except in a positive manner, with any person or entity any matters that arose in connection with Employee's employment or resignation from employment with Employer. Employer shall use reasonable efforts to assure that any public comments made by Employer concerning Employee are limited to the substance of the attached letter plus the basic information concerning Employee's date of employment, position and compensation.

         8. In the event that either party breaches any of the covenants contained in this Agreement the non-breaching party may institute legal proceedings against the breaching party. The prevailing party in any such litigation shall be entitled to injunctive relief and any other remedies available at law. In addition, the prevailing party shall be entitled to receive repayment of all its expenses, including reasonable attorney's fees, incurred in the prosecution of such actions, Both the Employer and the Employee acknowledge and agree that the proper place of venue of any litigation which may arise due to any breach hereto or any attempt to enforce this Agreement shall be in Palm Beach County, Florida. In the event of a final order by any court that Employee has breached the non-disparagement prohibitions of this Agreement, the Employer is entitled to recover from the Employee any payments paid to Employee by Employer after the first date on which such disparaging comments are determined by the Court to have been made.

         9. Employee agrees to return all of Employer's property in Employee's possession on the Change Date. Employee may retain the personal computer and related peripherals which Employee has been using, but such equipment shall only be delivered after Employer has removed from such equipment all data and information related to Employer or constituting the proprietary or confidential information of Employer. Employee may retain and remove all office furniture and furnishings which were purchased by Employee, and Employer shall make arrangements for Employee's access to the premises outside of regular business hours to effect such removal.

         10. Employer and Employee shall use their best efforts to amend the terms of the existing Stockholders' Agreement, dated as of December 22, 1998, among Andlinger Capital XIII, LLC, John F. Blais Jr. and Employee so that Employee shall be permitted to "Transfer" (as defined in such Agreement) up to 50,000 shares of Employer's Common Stock in any fiscal quarter of Employer.

         11. This Agreement constitutes the complete understanding between the parties. Employee especially acknowledges and declares that no other contract, promise or inducement has been made to Employee. In this regard, the parties agree that this Agreement terminates and supersedes the 1998 Agreement and, accordingly, each party's rights and obligations under the 1998 Agreement are terminated upon the execution of, and replaced by the terms of, this Agreement. This Agreement may not be amended except in a writing signed by each of the parties.

         12. The parties acknowledge that they have entered into this Agreement voluntarily and on their own free will and that they understand fully all the terms of the Agreement.

         13. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         14. This Agreement has been executed and delivered in, and shall be governed in all respects, whether as to validity, construction, capacity, performance, or otherwise, by the laws of the Commonwealth of Massachusetts, without regard to its conflict of law provisions.



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         In testimony whereof, the parties hereto set their hands and seals the day and year first written above.
                                           EMPLOYEE

/s/ Charles T. Ball                        /s/ W. Kip Speyer
--------------------------------           -----------------------------------
Witness                                    W. Kip Speyer


                                           GALILEO CORPORATION



/s/ Stephen A. Magida                      By: /s/ Gerhard R. Andlinger
--------------------------------           -----------------------------------
Witness                                        Gerhard R. Andlinger
                                               Chairman and President



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


                                   Schedule A
               Stock Options Held by W. Kip Speyer at July 6, 1999



      Date of Grant       Number of       Type of Option    Exercise Price     Plan or Agreement under
                       Share Granted                                           which Option was Granted

          8/6/96          20,000*               ISO            $ 21.50                1991 SOP

         3/10/97          20,000*               ISO            $  7.25                1991 SOP

         8/20/98          10,000                ISO            $  4.875               1991 SOP

        12/31/98          50,000                NQSO           $  3.875               1991 SOP

         2/23/99          50,000*               NQSO           $  5.25                1991 SOP

         2/23/99         100,000*               NQSO           $  5.25             Outside 1991 SOP

--------------------------------------------------------------------------------------------------------------

          TOTAL          250,000



*  To be Surrendered and Forfeited Pursuant to this Agreement





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